EXHIBIT 99.1

FirstService Reports Second Quarter 2026 Results

Driven by FirstService Residential Division Organic Growth

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025

Revenues (millions)	$1,449.2	$1,415.7	$2,766.3	$2,666.6
Adjusted EBITDA (millions) (note 1)	161.7	157.1	267.4	260.4
Adjusted EPS (note 2)	1.75	1.71	2.69	2.63

GAAP Operating Earnings	99.7	97.3	146.3	136.5
GAAP Diluted EPS	1.00	1.01	1.43	1.07

TORONTO, July 23, 2026 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported results for its second quarter ended June 30, 2026. All amounts are in US dollars.

Consolidated revenues for the second quarter were $1.45 billion, a 2% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) increased 3% to $161.7 million, and Adjusted EPS (note 2) was $1.75, reflecting 2% growth over the prior year quarter. During the second quarter, FirstService reported GAAP Operating Earnings of $99.7 million, versus $97.3 million in the prior year period. GAAP diluted earnings per share was $1.00 in the quarter, versus $1.01 for the same quarter a year ago.

For the six months ended June 30, 2026, consolidated revenues were $2.77 billion, a 4% increase relative to the comparable prior year period, Adjusted EBITDA was $267.4 million, up 3%, and Adjusted EPS was $2.69, an increase of 2% over the prior year period. FirstService’s GAAP Operating Earnings were $146.3 million in the current year period, versus $136.5 million in the prior year. GAAP diluted earnings per share for the six months year-to-date was $1.43, compared to $1.07 in the prior year period.

“Our second quarter results delivered profitability in line with our expectations, reflecting disciplined execution by our teams as we navigated continued macroeconomic headwinds that tempered organic growth,” said Scott Patterson, Chief Executive Officer of FirstService. “Given the persistence of these market conditions, we expect our top-line growth in the back half of the year to be similar or modestly better than our year-to-date performance,” he concluded.

About FirstService Corporation

FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchise systems.

FirstService generates more than US$5.5 billion in annual revenues and has approximately 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $616.8 million for the second quarter, up 4% compared to the prior year quarter. Organic growth (note 1) was 5% driven by new contract wins and increases in other labor-related services. Organic performance exceeded our reported growth due to a divestiture at the start of the second quarter of non-core residential aquatic operations which served single-family homes. Adjusted EBITDA for the quarter was $69.4 million, an increase of 6% compared to the prior year period. Operating Earnings were $53.0 million, versus $51.6 million for the second quarter of last year. Margins for the division were largely in-line with the prior year period.

FirstService Brands revenues during the second quarter were $832.4 million, up 1% relative to the prior year period. On an organic basis, division revenues declined 3%, with reduced activity levels at Roofing Corp. of America offsetting solid growth at Century Fire Protection. Adjusted EBITDA for the second quarter was $95.9 million, compared to $95.2 million in the prior year period. Operating Earnings were $58.2 million, versus $56.5 million in the prior year quarter. Division margins were comparable to the prior year period.

Corporate costs, as presented in Adjusted EBITDA (note 1), were $3.6 million in the second quarter, matching the amount in the prior year period. GAAP corporate costs for the quarter were $11.5 million, relative to $10.9 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Thursday, July 23, 2026 at 11:00 a.m. Eastern Time to discuss results for the second quarter of 2026.

This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register-conf.media-server.com/register/BI379ce10ddd9c4dafa717b55a1ed5b033 to receive the dial-in number and their unique PIN. To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/oxxtnaae . It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2025 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. Our interim consolidated financial statements and related management’s discussion and analysis will be made available on SEDAR+ at www.sedarplus.ca.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) share-based compensation expense. The Company uses Consolidated adjusted EBITDA and segment adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Consolidated adjusted EBITDA and segment adjusted EBITDA are presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA and segment adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2026	2025	2026	2025

Net earnings	$60,930	$55,431	$84,553	$69,511
Income tax	22,612	23,677	31,357	29,677
Other expense (income), net	599	(996)	(382)	(1,082)
Interest expense, net	15,533	19,166	30,808	38,430
Operating earnings	99,674	97,278	146,336	136,536
Depreciation and amortization	50,483	45,632	98,549	89,808
Acquisition-related items	3,950	7,662	5,448	19,895
Share-based compensation expense	7,588	6,556	17,065	14,155
Adjusted EBITDA	$161,695	$157,128	$267,398	$260,394

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, June 30, 2026	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$52,964	$58,181	$(11,471)
Depreciation and amortization	13,877	36,584	22
Acquisition-related items	2,509	1,175	266
Share-based compensation expense	-	-	7,588
Adjusted EBITDA	$69,350	$95,940	$(3,595)

Three months ended, June 30, 2025	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$51,606	$56,522	$(10,850)
Depreciation and amortization	11,789	33,820	23
Acquisition-related items	2,100	4,873	689
Share-based compensation expense	-	-	6,556
Adjusted EBITDA	$65,495	$95,215	$(3,582)

Six months ended, June 30, 2026	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$85,063	$86,575	$(25,302)
Depreciation and amortization	26,354	72,150	45
Acquisition-related items	3,854	1,231	363
Share-based compensation expense	-	-	17,065
Adjusted EBITDA	$115,271	$159,956	$(7,829)

Six months ended, June 30, 2025	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$80,873	$81,008	$(25,345)
Depreciation and amortization	22,425	67,337	46
Acquisition-related items	3,828	14,637	1,430
Share-based compensation expense	-	-	14,155
Adjusted EBITDA	$107,126	$162,982	$(9,714)

(1) Corporate costs represent corporate selling, general and administrative costs, depreciation and amortization and acquisition related items not directly attributable to reportable segments, and are therefore unallocated within segment operating earnings (loss) and Adjusted EBITDA.

Segment Adjusted EBITDA margin is defined as segment Adjusted EBITDA divided by segment revenues.

Organic growth is defined as revenue growth adjusted to exclude the revenue attributable to acquired or disposed businesses for a period of twelve months following their acquisition or preceding their disposal.

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) share-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2026	2025	2026	2025

Net earnings	$60,930	$55,431	$84,553	$69,511
Non-controlling interest share of earnings	(6,064)	(3,478)	(9,354)	(4,721)
Acquisition-related items	3,950	7,662	5,448	19,895
Amortization of intangible assets	21,559	19,706	41,620	38,223
Share-based compensation expense	7,588	6,556	17,065	14,155
Income tax on adjustments	(8,281)	(7,567)	(15,774)	(16,142)
Non-controlling interest on adjustments	(377)	(447)	(730)	(989)
Adjusted net earnings	$79,305	$77,863	$122,828	$119,932

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2026	2025	2026	2025

Diluted net earnings per share	$1.00	$1.01	$1.43	$1.07
Non-controlling interest redemption increment	0.21	0.13	0.22	0.35
Acquisition-related items	0.06	0.14	0.07	0.35
Amortization of intangible assets, net of tax	0.34	0.30	0.65	0.57
Share-based compensation expense, net of tax	0.14	0.13	0.32	0.29
Adjusted earnings per share	$1.75	$1.71	$2.69	$2.63

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2026	2025	2026	2025

Revenues	$1,449,242	$1,415,733	$2,766,329	$2,666,559

Cost of revenues	968,585	935,334	1,855,018	1,776,802
Selling, general and administrative expenses	326,550	329,827	660,978	643,518
Depreciation	28,924	25,926	56,929	51,585
Amortization of intangible assets	21,559	19,706	41,620	38,223
Acquisition-related items (1)	3,950	7,662	5,448	19,895
Operating earnings	99,674	97,278	146,336	136,536
Interest expense, net	15,533	19,166	30,808	38,430
Other expense (income), net	599	(996)	(382)	(1,082)
Earnings before income tax	83,542	79,108	115,910	99,188
Income tax	22,612	23,677	31,357	29,677
Net earnings	60,930	55,431	84,553	69,511
Non-controlling interest share of earnings	6,064	3,478	9,354	4,721
Non-controlling interest redemption increment	9,577	5,855	9,921	15,889
Net earnings attributable to Company	$45,289	$46,098	$65,278	$48,901

Net earnings per common share
Basic	$1.00	$1.01	$1.43	$1.08
Diluted	1.00	1.01	1.43	1.07

Adjusted earnings per share (2)	$1.75	$1.71	$2.69	$2.63

Weighted average common shares (thousands)
Basic	45,341	45,449	45,602	45,409
Diluted	45,342	45,656	45,605	45,632

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2026	December 31, 2025

Assets
Cash and cash equivalents	$173,351	$154,425
Restricted cash	27,787	25,665
Accounts receivable	903,299	922,106
Prepaid and other current assets	423,273	401,584
Current assets	1,527,710	1,503,780
Other non-current assets	28,966	29,474
Deferred income tax	5,116	4,979
Fixed assets	293,947	289,718
Operating lease right-of-use assets	276,968	269,573
Goodwill and intangible assets	2,229,675	2,186,189
Total assets	$4,362,382	$4,283,713

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$570,600	$547,065
Unearned revenues	239,423	209,226
Other current liabilities	30,471	53,097
Operating lease liabilities - current	59,978	59,113
Long-term debt - current	13,636	13,649
Current liabilities	914,108	882,150
Long-term debt - non-current	1,236,731	1,069,027
Operating lease liabilities - non-current	248,953	242,593
Other liabilities	123,851	124,762
Deferred income tax	113,214	102,991
Redeemable non-controlling interests	507,438	486,191
Shareholders' equity	1,218,087	1,375,999
Total liabilities and equity	$4,362,382	$4,283,713

Supplemental balance sheet information
Total debt	$1,250,367	$1,082,676
Total debt, net of cash	1,077,016	928,251

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2026	2025	2026	2025

Cash provided by (used in)

Operating activities
Net earnings	$60,930	$55,431	$84,553	$69,511
Items not affecting cash:
Depreciation and amortization	50,484	45,632	98,550	89,808
Deferred income tax	(152)	(771)	(139)	(1,590)
Other	794	11,153	8,052	29,352
	112,056	111,445	191,016	187,081

Changes in non-cash working capital
Accounts receivable	(17,641)	(24,815)	24,316	(14,821)
Payables and accruals	20,056	56,573	6,317	(13,163)
Other	15,296	19,631	(3,662)	44,987
Net cash provided by operating activities	129,767	162,834	217,987	204,084

Investing activities
Acquisition of businesses, net of cash acquired	(42,044)	(43,280)	(48,423)	(51,916)
Purchases of fixed assets	(31,209)	(33,375)	(59,644)	(62,938)
Other investing activities	2,722	(1,624)	3,479	(8,670)
Net cash used in investing activities	(70,531)	(78,279)	(104,588)	(123,524)

Financing activities
Increase (decrease) in long-term debt, net	195,086	(67,833)	168,204	(54,827)
Purchases of non-controlling interests, net	(582)	(14,850)	(10,216)	(29,346)
Dividends paid to common shareholders	(14,024)	(12,497)	(26,598)	(23,814)
Distributions paid to non-controlling interests	(3,133)	(5,825)	(13,571)	(11,602)
Repurchases of common shares	(248,417)	-	(248,417)	-
Other financing activities	(834)	1,720	37,542	20,906
Net cash used in financing activities	(71,904)	(99,285)	(93,056)	(98,683)

Effect of exchange rate changes on cash	526	(678)	705	(693)

Increase (decrease) in cash, cash equivalents and restricted cash	(12,142)	(15,408)	21,048	(18,816)

Cash, cash equivalents and restricted cash, beginning of period	213,280	240,278	180,090	243,686

Cash, cash equivalents and restricted cash, end of period	$201,138	$224,870	$201,138	$224,870

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2026
Revenues	$616,811	$832,431	$-	$1,449,242
Adjusted EBITDA	69,350	95,940	(3,595)	161,695

Operating earnings	52,964	58,181	(11,471)	99,674

2025
Revenues	$593,023	$822,710	$-	$1,415,733
Adjusted EBITDA	65,495	95,215	(3,582)	157,128

Operating earnings	51,606	56,522	(10,850)	97,278

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2026
Revenues	$1,162,531	$1,603,798	$-	$2,766,329
Adjusted EBITDA	115,271	159,956	(7,829)	267,398

Operating earnings	85,063	86,575	(25,302)	146,336

2025
Revenues	$1,118,110	$1,548,449	$-	$2,666,559
Adjusted EBITDA	107,126	162,982	(9,714)	260,394

Operating earnings	80,873	81,008	(25,345)	136,536

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566